November 15, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attn:    Andrew Blume, Staff Accountant
Kevin Woody, Accounting Branch Chief

Re: Garrett Motion Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 14, 2022
File No. 001-38636

Dear Mr. Blume and Mr. Woody:

This letter is in response to your letter dated October 19, 2022 (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended December 31, 2021. Each of the comments of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in italics.

Form 10-K for the Fiscal Year Ended December 31, 2021
Notes to Consolidated Financial Statements
Note 1. Background and Basis of Presentation, page 76

1.Please tell us, if true, how you determined you have a single operating and reportable segment. In particular, clarify why your geographic regions, channels, or product categories do not qualify as separate operating and reportable segments. Ensure you identify for us your chief operating decision maker ("CODM") and describe the information regularly provided to the CODM and board of directors, including how frequently it is prepared, and the level of information used for budgets and budget-to actual comparisons. Also tell us the titles and roles of individuals who report to the CODM, how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for these meetings, and the financial information discussed. Refer to ASC 280-10-50-1 through 50-9. As required by ASC 280-10-50-21, ensure you disclose in future filings the factors used to identify your reportable segments, including whether operating segments have been aggregated.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in determining that we have one operating and reportable segment, we considered the guidance in ASC 280 which employs a management approach in determining a company’s operating and reportable segments.

Following the guidance in ASC 280, we concluded that our CODM is the Company’s Chief Executive Officer (“CEO”). In making this determination, we considered the role performed by the CEO, which includes allocating resources to and assessing the performance of the Company. In particular, this includes but is not limited to operational matters such as setting the level of investment in information technology and new product development, approving significant customer program bids or agreements, entering into significant facility leases, approving all capital expenditures not within the annual budget, hiring and firing key personnel, and determining employee compensation. Although the CEO is supported by a senior leadership team comprising his direct reports, this group (i.e., the CEO and his direct reports) does not meet the criteria of the CODM as stated in ASC 280-10-50-5 since the direct reports, unlike the CEO, do not make the key operating decisions or assess the performance of the Company.

Each of the CODM’s direct reports and their respective primary roles are as follows:

•    Chief Financial Officer – company-wide financial management and oversight.
•    Chief Human Resources Officer – management of the Company’s global human resources.
•    General Counsel – oversight of company-wide legal matters.
•    Chief Technology Officer – management and oversight of global product research and development.
•    Senior Vice President, Global Customer Management, Japan & Korea – management of worldwide sales and commercial matters, as well as oversight of business administration and operations in Japan and Korea.
•    Senior Vice President, Marketing & Product Management – oversight of the marketing and product life-cycle management of the Company’s various product categories.
•    President, Global Aftermarket, India & Brazil – management of the worldwide aftermarket operations including growth of the distributor network, as well as oversight of business administration and operations in India and Brazil.
•    Senior Vice President, Chief Digital & Information Officer – oversight of the Company’s digital and technological resources.
•    Senior Vice President, Integrated Supply Chain – management of the Company’s global supply chain including procurement, manufacturing operations and logistics.
•    Vice President, M&A and Business Development – oversight of global business development.
•    Vice President and General Manager, North America – management of business administration and operations, as well as customer relations in North America.
•    Vice President and General Manager, China – management of business administration and operations, as well as customer relations in China.

None of the CODM’s direct reports have any product, channel (based on the Company’s main product categories described below) or regional profit responsibility. The direct reports with geographical responsibility are focused on developing customer relationships, overseeing the statutory business administration, and managing local operations cross-functionally with the global functional head of the respective areas (e.g., with the Senior Vice President, Integrated Supply Chain for plant operations, with the Senior Vice President, Global Customer Management for commercial matters, and with the Chief Human Resources Officer for employee relations). They do not manage or oversee the profitability of the products sold or manufactured in their respective geographical regions.

Each month, the CODM holds a three-day session with his direct reports and their respective teams whereby updates are provided by the direct reports and their teams on their respective areas and key projects. Areas covered include human resources, inventory and operations planning, finance, IT, quality, etc., and include topics for discussion, escalation to the CODM or where a decision is required by the CODM (e.g., status of product development projects, approval of capital expenditures, feedback on product quality discussions with suppliers and customers). The Company’s financial information is discussed only during the finance session and is presented by the Chief Financial Officer. The review of financial information including latest estimates versus budget and versus prior year is presented as part of these monthly sessions:

•    Revenue by the Company’s main product categories (Gasoline, Diesel, Commercial Vehicles and Aftermarket, each referred to as a Global Business Enterprise or “GBE”), and geographical region (Europe, North America, South Korea, Japan, China, India, and Brazil). Information also includes total volumes by GBE. New technology such as E-turbo is embedded within the various GBEs with no disaggregated information provided. Other new technologies such as fuel cell and connected vehicle are focused on product development with de minimis revenues.

•    Gross profit and operating income, which is prepared on a consolidated basis and not developed by product category or on a geographical basis. There is no gross profit, operating income or other profitability metrics presented by product category or geographical region.

•    Non-GAAP measures for adjusted EBITDA, adjusted EBITDA margin and adjusted free cash flow (collectively referred to as the “Non-GAAP Measures”), all of which are consistent with the Company’s external reporting and reflect the bonus metrics used for employee incentive compensation. The Non-GAAP Measures are developed and presented only on a consolidated basis with no additional disaggregation.

•    Financial “risks and opportunities” such as the effects of changes in the Euro-to-US Dollar foreign currency exchange rates, potential impacts from inflation, and the status of key actions to be undertaken for the quarter including but not limited to customer pricing negotiations, recovery of premium freight costs, supplier negotiations on material pricing, and actions on employee-related and other fixed costs (e.g., timing of new hires, utilization of outsourced services, marketing costs).

•    Status of customer collections and past-due receivables based on the amounts and aging of past dues.

•In the first month of the quarter, a review of the prior quarter’s results versus budget and versus prior year is also presented. The review covers the quarterly revenues by GBE and geographical region, total volumes by GBE, as well as gross profit, operating income and the Non-GAAP Measures, all of which aside from revenues and volumes are presented and reviewed only on a consolidated basis with no disaggregation by product category or geographical region. There is no additional information presented in the review of quarterly results that is not otherwise presented on a monthly basis during the finance sessions.

Although disaggregated revenue information is provided to the CODM, this is primarily to enable him to understand customer needs and speak knowledgeably to investors, customers and suppliers about the market trends in the industry. The CODM utilizes consolidated financial information, along with this knowledge of industry projections, market trends and customer needs, to make resource allocation decisions and assess the performance of the Company as there are many elements of gross profit and operating income that are incurred on a company-wide basis and not allocated to GBEs or geographical regions, such as third-party logistic costs, supplier negotiations, product engineering and development costs as well as the costs of global or corporate functions and IT infrastructure.

The annual budget that is presented to the CODM is based on a similar level of information presented in the monthly finance sessions with the inclusion of material margin by GBE (which is not included in the monthly finance sessions). Material margin reflects revenues less the direct cost of the associated inventory, and does not include other elements of gross profit such as freight costs, customs duties, supplier negotiations, variable costs and plant overheads. These elements, along with other elements of operating income and including the aforementioned costs, are presented on a consolidated basis as the budgeted amounts are prepared only on a consolidated basis without any allocation to products or geographical regions. The estimates of the Non-GAAP Measures are likewise prepared and presented only on a consolidated basis. The Company notes that the disaggregated material margin estimates are presented to the CODM as part of the annual budget review to supplement the CODM’s understanding of market trends, customer pricing, supplier costs and opportunities for value engineering. Such disaggregated material margin information is not presented, updated or reviewed versus budget during the monthly finance sessions.

The Board of Directors (the “Board”) meets in regular session on average five to six times a year. The financial information presented to the Board at each regular session includes the latest estimates versus budget and versus prior year, as well as a quarterly review of actual results (where applicable), and is at a similar level to what is reviewed by the CODM at the monthly finance sessions. The annual budget presented to the Board likewise contains revenues by GBE and geographical region, as well as material margin by GBE, without additional disaggregation of the budgeted financial information.

The criteria for determining operating segments under ASC 280-10-50-1 include the availability of discrete financial information and the regular review of the component’s operating results by the CODM. While ASC 280 does not define “discrete financial information”, it generally involves some measure of profitability that can be readily distinguished from other components of the organization. The Company notes that the financial information provided to the CODM contains revenues disaggregated by GBE and geographical region, with no disaggregated measure of any other financial metrics aside from material margin by GBE. The Company believes that revenue and material margin alone is not sufficient for the CODM to assess performance and allocate resources considering that the information is provided to the CODM for purposes of understanding industry and market trends, that material margins are not reflective of the Company’s supply chain and manufacturing operations, nor the actual relative profitability of different product categories, channels, or geographical regions, and that the primary measures of profitability that the CODM focuses on are the Non-GAAP Measures, which are presented and available only on a consolidated basis.

The Company also considered the performance metrics used in the compensation of its employees. As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2022, the metrics used in both the Short-Term Incentive Compensation Plan and Long-Term Incentive Plan for each of the Company’s executive officers are the Non-GAAP Measures which are based on the Company’s consolidated performance. The same metrics are applicable to other senior leaders reporting to the CODM as well as other employees to the extent that they are eligible to participate in these variable compensation plans.

In consideration of all of the information above, the Company has concluded that we have one operating and reportable segment based on the guidance in ASC 280. The Company has disclosed the factors used to identify our reportable segments within its Q3 2022 Quarterly Report on Form 10-Q filed with the SEC on October 26, 2022, and will include such disclosure in future filings of our Form 10-K as well:

We evaluate segment reporting in accordance with ASC 280, Segment Reporting. We concluded that Garrett operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the chief operating decision maker (“CODM”), who is our Chief Executive Officer, to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Company’s products across channels and geographies.

Note 2. Plan of Reorganization, page 77

1.We note your disclosure on pages 79 and 81 that you recognized a gain of $502 million during fiscal year 2021 related to the settlement of claims with Honeywell International Inc. ("Honeywell"). Considering Honeywell, your former parent, appears to be a related party, tell us why you recorded the gain within income and not as a capital transaction under the guidance in ASC 470-50-40-2. Citing authoritative accounting guidance, also tell us how you determined the $577 million value attributable to your Series B preferred stock upon issuance.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that from October 1, 2018 (the “Spin Off”), the date the Company was spun-off from its former parent, Honeywell International Inc. (“Honeywell”), and until the Company’s emergence from Chapter 11 of the bankruptcy code (“Chapter 11”) on April 30, 2021 (“Emergence”), Honeywell was not considered to be a related party under Item 404 of Regulation S-K or under ASC 850-10-20. Honeywell ceased having an equity interest in the Company at the Spin Off when the Company became an independent publicly-traded company through a distribution by Honeywell of 100% of the then-outstanding Company shares. After the Spin Off and prior to Emergence, Honeywell was not a beneficial owner of more than five percent (5%) of the Company’s voting securities. Furthermore, Honeywell was not considered to be able to significantly influence the Company’s management or operating policies, including due to the contentious dispute between the parties over certain indemnity liabilities owed by the Company to Honeywell in connection with the Spin Off.

Honeywell became a related party at Emergence, following approval of the Company’s plan of reorganization under Chapter 11 (the “Plan”) by the United States Bankruptcy Court for the Southern District of New York (the “Court”) and satisfaction of the conditions precedent to effectiveness of the Plan. The Plan included full and final settlement of Honeywell’s claims over indemnities for estimated tax and asbestos liabilities retained by Honeywell related to its legacy automotive business in exchange for (i) payment of $375 million in cash and (ii) issuance of Series B preferred stock in accordance with the Plan (the “Honeywell Settlement”). In approving the Plan, the Court concluded that the Plan was the “product of extensive, good faith, arm’s-length negotiations” among the Company and other stakeholders. The Court also concluded that “the Plan itself and the process leading to its formulation provide independent evidence of the [Company’s] good faith, serve the public interest and assure fair treatment.” Specifically, in relation to the Honeywell Settlement, the Court concluded that it was “fair, equitable, well within the range of the reasonable and in the best interests of the [Company] and [its] [e]states, shareholders and other parties-in-interest.”

In assessing the appropriate accounting treatment of the gain related to the Honeywell Settlement, the Company considered that the settlement pertained to contingent liabilities recorded under ASC 450 for estimated indemnities to Honeywell. The Company did not qualify for fresh-start reporting under ASC 852-10-45-19 as the holders of the Company’s voting shares immediately prior to Emergence received greater than fifty percent of the voting shares of the emerging entity. ASC 852-10-45-29 further provides that, for entities emerging from Chapter 11 that do not qualify for fresh-start reporting, liabilities compromised under the bankruptcy process should be recorded at the present value of amounts to be paid, with any resulting gain generally being recorded as a reorganization item. Given that Honeywell was not considered a related party when the Plan was approved by the Court, or at any time after the Spin Off up to when the Plan was approved by the Court, and that the Company did not qualify for fresh-start reporting upon Emergence, the Company concluded that the gain related to the Honeywell Settlement did not qualify as a capital transaction under the guidance of ASC 470-50-40-2, but rather as part of reorganization items within the income statement in accordance with ASC 852-10-45-29.

In order to determine the fair value attributable to the Series B preferred stock at issuance, the Company first considered the features of the Series B preferred stock. In particular, the terms of the Series B Certificate of Designations (“Certificate of Designations”) expressly provided that the Company shall redeem for cash an aggregate number of shares of Series B preferred stock based on scheduled redemption amounts on pre-determined dates (a “Scheduled Redemption”), beginning on April 30, 2022 and ending on April 30, 2030.

The Series B preferred stock met the criteria of a mandatorily redeemable financial instrument under ASC 480-10-20 as the Company had the unconditional obligation to wholly redeem all outstanding shares of Series B preferred stock as of April 30, 2030. Classification of the Series B preferred stock as a liability was therefore considered appropriate in accordance with ASC 480-10-25-4. The Company also concluded that there were no features of the Series B preferred stock that required bifurcation as embedded derivatives under ASC 815-15-25-1.

ASC 480-10-31-1 provides that the Series B preferred stock was required to be measured at its fair value at time of issuance. Based on the facts and circumstances specific to the Series B preferred stock, which was not traded in an active market, the Company considered the most appropriate method of fair value measurement to be the present value technique under the income approach, and more specifically, the discount rate adjustment technique as outlined in ASC 820-10-55-10 through 55-12. The Company looked to observable Level 2 inputs including the 10-year U.S. treasury yield (determined to be most comparable risk-free rate given the 9 year term of the Series B preferred stock) and credit spreads applicable to unsecured corporate debt with a similar term and credit rating in order to derive the set of applicable discount rates. The implicit discount rate of 7.25% contained in the Certificate of Designations fell within the range of derived discount rates. The Company thus concluded that it was appropriate to measure the Series B preferred stock at issuance based on the set of cash flows arising from the Scheduled Redemptions, discounted at the implicit interest rate of 7.25%, resulting in the $577 million value attributable upon issuance.

Item 9B. Other Information, page 127

1.You disclose that you concluded an error was made in the calculation of earnings per share for the three and six months ended June 30, 2021 and the three and nine months ended September 30, 2021. Considering the previously filed unaudited interim financial statements can no longer be relied upon, please tell us why you did not amend the applicable Forms 10-Q for the error corrections.

Response:

The Company respectfully acknowledges the Staff’s comment. As the Company disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 Form 10-K”), during the process of finalizing the 2021 Form 10-K, the Company discovered an error made in the computation of basic and diluted earnings per share for the three and six months ended June 30, 2021 and the three and nine months ended September 30, 2021 (the “Affected Periods”). As a result of this error, management of the Company determined and publicly disclosed that a material weakness in internal control over financial reporting existed as of December 31, 2021, and committed to remediating the material weakness in a timely manner.

The Company disclosed the error promptly by filing an Item 4.02 Form 8-K (“Form 8-K”) to notify investors that the previously issued financial statements should not be relied upon, which Form 8-K contained clear disclosure of the nature of the error as well as the corrected earnings per share for the Affected Periods. The Company also included disclosure about the material weakness, and presented the corrected basic and diluted earnings per share for the Affected Periods within Note 28, Unaudited Quarterly Financial Information, in the 2021 Form 10-K. As the error was discovered during the preparation of the 2021 Form 10-K imminently before the date the Company had planned to file the 2021 Form 10-K, the Company believed it was appropriately correcting the error by correcting the basic and diluted earnings per share for the Affected Periods in the 2021 Form 10-K, and making clear, prominent corrective public disclosure of the error in the Form 8-K. The corrected computations of basic and diluted earnings per share for the Affected Periods have also been included where prior year comparative information for the Affected Periods has been presented in the Company’s Quarterly Reports on Form 10-Q for Q2 2022 and Q3 2022.

In concluding not to file amendments to the Q2 2021 and Q3 2021 From 10-Qs alongside the 2021 Form 10-K and Form 8-K, the Company sought to correct the error in the manner that would be most helpful and relevant to its investors. The Company also notes that the error did not change a loss into income, or vice versa; that neither earnings per share nor weighted average shares outstanding are used in the calculation of loan covenants or other contractual requirements; that neither measure impacts management’s compensation; and that the error did not involve the concealment of an unlawful transaction or result from fraud. Accordingly, the Company believes that the impact of the error was confined narrowly to the earnings per share measures for the Affected Periods, and not to other disclosures in the Company’s periodic reports during the Affected Periods or otherwise. The Company thus believed that correcting the basic and diluted earnings per share for the Affected Periods in the 2021 Form 10-K, and making clear, prominent corrective public disclosure of the error in the Form 8-K, would have been most relevant and helpful to investors, and that simultaneously filing amendments to the Q2 2021 and Q3 2021 Form 10-Qs alongside the 2021 Form 10-K would have been redundant and could have been confusing to investors.

If you have any questions or would like further information on the Company’s responses, please contact the undersigned at sean.deason@garrettmotion.com or +41 79 878 0518.

Very truly yours,

/s/ Sean Deason
Sean Deason
Senior Vice President and Chief Financial Officer